Caledonia announces Board and Management  appointments

Toronto, Ontario – July 29, 2008:  Caledonia Mining Corporation (“Caledonia”) (TSX: CAL, NASDAQ-OTCBB: CALVF, AIM: CMCL) is pleased to announce with immediate effect the appointment of Steve Curtis, Vice President Finance and Chief Financial Officer to the Board of Caledonia, and the appointment of Mark Learmonth as Vice President, Corporate Development and Investor Relations.

Steve Curtis (51) joined Caledonia in April 2006 as Vice President Finance and Chief Financial Officer and has been intimately involved in all aspects of Caledonia’s operations. Further information concerning Mr. Curtis as required to be disclosed pursuant to Schedule Two, paragraph (g) (i) to (viii) of the AIM Rules is to be found at the end of this announcement.

Prior to joining Caledonia, Mr Learmonth was a Division Director of Investment Banking at Macquarie First South in South Africa, and has over 17 years experience in corporate finance and investment banking, predominantly in the resources sector.

Commenting on the appointments, Stefan Hayden, President and CEO of Caledonia, said “Caledonia is entering a new phase of its corporate history as we prioritise the development of our exciting Nama cobalt project.  The appointment of Steve further strengthens our Board, and the appointment of Mark as Vice President of Corporate Development and Investor Relations will be a valuable addition to the management team.  With over 17 years of investment banking experience, I believe Mark will make an important contribution in broadening Caledonia’s market presence and more specifically in the short term, working to ensure that the funding for Nama is on the most appropriate terms.”

Further information concerning Mr. Curtis

Current Directorships

St Audely Baker Street Association, a not for profit community security company.

Previous directorships in the last 5 years

None other than as above.

There are no further details for Mr Curtis required to be disclosed pursuant to Schedule Two, paragraph (g) (i) to (viii) of the AIM Rules.

For more information, please contact:

Stefan Hayden, President & CEO

Alex Buck

Martin Eales

Caledonia Mining

BuckBias

RBC Capital Markets

Tel: +27 11 447 2499

Tel: +44 7932 740 452

Tel: +44 20 7029 7881